Delisting Determination, The Nasdaq Stock Market, LLC, May 2, 2023, Kalera Public Limited Company.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the ordinary shares and warrant of Kalera Public Limited Company, effective at the opening of the trading session on May 12, 2023.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5101. The Company was notified of the Staff determination on April 6, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on April 17, 2023. The Staff determination to delist the Company securities became final on April 17, 2023.